UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BRC Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value
(Title of Class of Securities)

05601U105
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Mathew Best
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 29,176,726(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,176,726(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,176,726(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 34.85%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 29,176,726 shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”) issuable in respect of 29,176,726 shares of Class B Common Stock, par value $0.0001 per share (“Class B Shares”) redeemable (with an equal number of common membership interests in Authentic Brands LLC (“Common Units”)) for Class A Shares on a one-to-one basis at the option of the Reporting Person.

(2)	Calculated based on (i) 54,554,593 Class A Shares outstanding as of November 4, 2022 as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022 as increased by (ii) 29,176,726 Class A Shares issuable in respect of 29,176,726 Class B Shares. As of November 4, 2022, the registrant also had 157,005,706 Class B Shares outstanding, and therefore the above ownership percentage may not be representative of the actual voting power of the Reporting Person.

Item 1(a).	Name of Issuer:

BRC Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1144 S 500 W

Salt Lake City, UT 84101

Item 2(a).	Names of Persons Filing:

This statement is filed by Mathew Best, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O BRC Inc.

1144 S 500 W

Salt Lake City, UT 84101

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Class A common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

05601U105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The calculation of beneficial ownership is based on (i) 54,554,593 Class A Shares outstanding as of November 4, 2022 as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2022 as increased by (ii) 29,176,726 Class A Shares issuable in respect of 29,176,726 Class B Shares. As such, the Reporting Person may be deemed to have beneficial ownership over 34.85% of the Issuer’s outstanding common stock. As of November 4, 2022, the registrant also had 157,005,706 Class B Shares outstanding, and therefore the above ownership percentage may not be representative of the actual voting power of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Mathew Best
Mathew Best

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